SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008

Grupo TMM, S.A.B.

By:/s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 28, 2008 (GRUPO TMM REPORTS THIRD-QUARTER AND FIRST NINE-MONTHS 2008 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Third-Quarter and First Nine Months 2008 Financial Results

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Oficer	Kristine Walczak (investors, analyst, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or

011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER
AND FIRST NINE-MONTHS 2008 FINANCIAL RESULTS

     •  Revenues up 24.1 percent for quarter and 25.1 percent for nine months
     •  Net profit of $14 million and EPS of 25 cents in Q3

(Mexico City, October 28, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”) a Mexican intermodal transportation and logistics company, reported today its financial results for the third quarter-and first nine months of 2008.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Despite weak global economic conditions, in the third quarter of 2008 TMM reported a revenue increase of 24.1 percent, net income of $14.0 million and earnings per share of $0.25. The Maritime division continues to produce solid results, confirming our strategy to grow revenues by acquiring vessels. With the acquisition of new vessels in 2008 and 2009, TMM will manage a significantly larger owned fleet than in the past several years. The increase in the number of owned vessels is a direct result of the completed funding of our peso denominated 20-year Trust Certificates Program, which is non recourse to the Company, and our commitment to capitalize on the growing demands for oil distribution and exploration in Mexico. Our strategy is to pursue sustainable long-term growth and gradually expand our revenue and profit-generation capabilities.

“In these uncertain economic times, it is easy to focus on negative reports about the global credit crisis that dominates the headlines. However, TMM is not involved in any speculative derivative instruments, and our only outstanding hedge is on the Company’s Mexican Trust Certificates Program, which has a cap on the TIIE rate, or Mexico’s Interbank Equilibrium Interest Rate, of 9.25 percent for the first three years of the Program. Moreover, with only 18 percent of our debt denominated in U.S. Dollars, the strengthening of the U.S. dollar versus the peso in the third quarter resulted in an exchange gain of $32 million for the quarter and of $21.7 million for the nine months of 2008.

“With only 1.1 percent, or $10.8 million, of short term debt, our earliest significant amortization is on October 2010. Last quarter we discussed our intention to negotiate new terms on the outstanding balance of our securitization facility. Given the current credit market conditions, we are re-evaluating several alternatives.

“At the offshore segment, three new vessels will start working under two- and three-year contracts with Pemex during the fourth quarter. We expect to add three vessels in the first quarter of 2009 and five throughout the remainder of 2009. Of these five vessels, three are already fixed with five-year contracts with Pemex and other clients, starting during the second and third quarters of 2009. With the addition of these vessels, TMM will manage a fleet comprised of 53 vessels, solidifying TMM as the leading Mexican maritime company.”

Serrano added, “TMM’s long standing strategy of having the majority of its fleet employed under medium- to long-term contracts has allowed the Company’s Maritime business to continue to provide consistent returns. By continuing to focus on linking vessels to profitable contracts, we will lock in our maritime related revenues and cash flows to service our peso denominated debt for the remainder of 2008 and following years.

“Moreover, our offshore and product tanker vessels currently under contract have no exposure to fluctuating fuel prices. While our parcel tankers do have exposure, we have put in place a surcharge clause with several of our clients, which partially offsets fuel price increases. All of our current Maritime fleet is employed, and approximately 94 percent of these revenues are generated in U.S. dollars.

“While revenues were strong in the third quarter, transportation income at the Maritime division was impacted by delays from shipyards in delivering two offshore vessels, which will start contributing revenue and profit in the fourth quarter-, by increased costs related to higher crew costs associated with the Company’s continuing efforts to retain qualified crews, and by higher fuel expenses in parcel tankers and product tankers working in the spot market. These cost increases have also affected the shipping industry worldwide.”

Serrano continued, “After carefully and comprehensively evaluating all of our businesses, TMM’s management and board of directors are taking critical actions that we believe will position the Company for continued growth. For several decades, TMM’s core business has been Maritime, and we have consistently proven our operating excellence in that market. Therefore, we have decided to focus all our efforts on growing our Maritime division, and will enact a corporate restructuring, including the sale of certain non-productive and non-strategic assets, and significantly reduce personnel and related costs, which we believe will result in improved profits and cash flows. We expect to promptly complete these actions now underway.

“Additionally, as part of our long-term growth strategy and taking advantage of TMM’s experience in managing operations at Ports, we intend to participate in the Mexican government’s developing plan at several Ports throughout Mexico, as bids are announced in the years to come.”

Serrano concluded, “We believe our strong competitive advantages in Maritime, our focused business strategy, our successful financial strategy of having long-term financing in pesos with no recourse to the Company, our fleet of young, high-quality vessels and long-term employment with established charterers, will enable us to deliver strong and stable results in 2009 and forward. The sale of non-strategic assets, corporate restructuring and the anticipated improved liquidity from these actions, will position TMM for long-term success, realizing the inherent value in the Company.”

FINANCIAL RESULTS
In the third quarter of 2008, consolidated revenues increased 24.1 percent to $95.4 million, compared to $76.9 million in the same period of 2007. In the nine-month period of 2008, consolidated revenues improved 25.1 percent to $273.8 million compared to $218.8 million in the 2007 period.

At Maritime, increased revenues in both periods were mainly due to higher average daily rates at the offshore segment and to additional offshore and product tankers in operation.

In the third quarter of 2008, Port revenues increased 14.3 percent due to improved revenues at Acapulco, resulting from increased cruise ship calls and from higher volumes at the auto handling business. In the nine-month period of 2008, Port revenues decreased 4.7 percent attributable to lower volumes at shipping agencies. Notwithstanding, the Company believes the Port division will meet its 2008 EBITDA goal.

The Logistics division also contributed to higher consolidated revenues for the quarter and nine-month periods. Revenue increased at trucking from improved freight volumes, extended contracts and new customers, and at the warehousing business due to the start of the peak season. Additionally, the auto hauling business, which began in 2008, also contributed to this division’s improved revenue base.

In the nine-month period of 2008, costs and operating expenses increased due to one-time charges at Maritime from the addition of new vessels, and at Logistics due to the rehabilitation of equipment at the auto hauling business, and to severance payments from a reduction of personnel.

In the third quarter of 2008, transportation income at Maritime decreased 10.4 percent, mainly due to results at the parcel tanker segment, which was impacted by increased fuel costs, cargo delays at Houston due to bad weather conditions, and by one vessel in mandatory dry dock. Reduced profits in the third quarter at this division resulted in a transportation income decrease of $0.3 million in the nine-month period of 2008 compared to the same period of 2007.

In the nine-month period of 2008, Logistics reported a transportation loss of $6.6 million. This loss was mainly attributable to profit reductions at certain business segments, including auto hauling and automotive, mainly attributable to a slowdown in production at auto plants, at maintenance and repair due to lower container volumes at Veracruz, and to losses from discontinued businesses.

In the third quarter of 2008, the ratio of corporate expenses to total revenue remained at 6.4 percent and decreased to 5.4 percent in the nine months of 2008 compared to 6.4 percent in the same period of 2007. In the nine months of 2008, corporate expenses increased compared to the same period last year, mainly due to non-recurrent expenses incurred in the third quarter from severance payments and other related costs, as part of the Company’s corporate restructuring. This ongoing personnel reduction will result in cost efficiencies going forward.

Additionally, the appreciation of the peso versus the dollar from January through August of 2008 negatively impacted corporate expenses. The recent strengthening of the U.S. dollar versus the peso will benefit corporate expenses in the fourth quarter of 2008.

Net financial cost in the third quarter and nine months of 2008 was significantly reduced by exchange gains of $32.0 million and $21.7 million, respectively, due to the devaluation of the peso versus the dollar in the third quarter, as the majority of the Company’s debt is denominated in pesos.

In the third quarter of 2008, the Company reported $14.0 million of net income compared to a net loss of $45.6 million in the same period last year. In the nine-month period of 2008, net loss was $11.1 million compared to a net loss of $51.3 million in the 2007 period.

TOTAL NET DEBT
The total debt from the Company’s Mexican Trust Certificates was valued at $868 million dollars at July 1, 2008. Due to the devaluation of the peso versus the dollar in the third quarter, the total value of this debt was $798 million* as of September 30, 2008, and approximately $656 million* as of October 27, 2008.

The Company’s total debt is supported by approximately $380 million of long-term contracted revenues. The total market value of the Company’s vessels is estimated to exceed their book value by $104 million.

Total Net Debt as of September 30, 2008
(Millions of dollars)

Mexican Trust Certificates ("MTC") (1)
Non-recourse secured portion	$706.2
Non-recourse unsecured portion	91.8
Total MTC	$798.0
Securitization Facility	118.6
Other Corporate Debt	76.5
Total Debt	$993.1
Unsecured portion of the MTC	91.8
Cash and reserves	281.7
Total Net Debt excluding the non-recourse unsecured portion of the MTC	$619.6

*  Exchange Rate: 10.94 pesos/dollar at September 30 and 13.31 pesos / dollar at October 27
(1).  The Mexican Trust Certificates (“MTC”) have two portions, one secured by the assets contributed to the Trust (vessels and cash), and another one which shows the difference between the net balance of the Trust assets and the Trust liabilities, and represents a deferred credit without recourse to the Company, which will be paid with future services rendered over the life of the Trust

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Wednesday, October 29 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial (877) 719-9801 (domestic) or (719) 325-4801 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=52149.

A replay of the conference call will be available through November 12 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and using passcode 2039847. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=52149.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Ports	1.343	1.175	5.578	5.852

Maritime	52.602	44.410	151.687	131.789

Logistics	36.656	30.251	106.027	78.962

Corporate and Others	4.758	1.086	10.544	2.242

Revenue from freight and services	95.359	76.922	273.836	218.845

Ports	(1.481)	(1.401)	(4.454)	(4.315)

Maritime	(37.491)	(29.284)	(106.116)	(87.683)

Logistics	(38.715)	(30.191)	(109.291)	(79.485)

Corporate and Others	(5.104)	(1.279)	(10.977)	(2.407)

Cost of freight and services	(82.791)	(62.155)	(230.838)	(173.890)

Ports	(0.208)	(0.187)	(0.645)	(0.571)

Maritime	(4.782)	(3.594)	(12.282)	(10.522)

Logistics	(0.940)	(0.746)	(3.301)	(1.628)

Corporate and others	0.001	(0.003)	(0.013)	(0.011)

Depreciation of vessels and equipment	(5.929)	(4.530)	(16.241)	(12.732)

Corporative expenses	(6.147)	(4.987)	(14.736)	(14.051)

Ports	(0.346)	(0.413)	0.479	0.966

Maritime	10.329	11.532	33.289	33.584

Logistics	(2.999)	(0.686)	(6.565)	(2.151)

Corporate and Others	(6.492)	(5.183)	(15.182)	(14.227)

Transportation income	0.492	5.250	12.021	18.172

Other (expenses) income - Net	(1.408)	(0.660)	(1.024)	2.503

Operating (Loss) Income	(0.916)	4.590	10.997	20.675

Financial (expenses) income - Net	(18.321)	(13.794)	(43.007)	(34.289)

Exchange gain (loss) - Net	32.051	1.966	21.663	1.534

Net financial cost	13.730	(11.828)	(21.344)	(32.755)

Gain (Loss) before taxes	12.814	(7.238)	(10.347)	(12.080)

Benefit (Provision) for taxes	1.155	0.223	(0.305)	(0.576)

Net Income (Loss) before discontinuing operations	13.969	(7.015)	(10.652)	(12.656)

Loss from disposal discontinuing bussines		(38.563)		(38.563)

Net Income (Loss) for the period	13.969	(45.578)	(10.652)	(51.219)

Attributable to :

Minority Interest	(0.082)	0.007	0.482	0.073

Equity holders of GTMM, S.A.B.	14.051	(45.585)	(11.134)	(51.292)

Weighted average outstanding shares (millions)	55.956	56.963	56.518	56.963
Income (Loss) earnings per share (dollars / share)	0.25	(0.80)	(0.20)	(0.90)

Outstanding shares at end of period (millions)	55.252	56.963	55.252	56.963
Income (Loss) earnings per share (dollars / share)	0.25	(0.80)	(0.20)	(0.90)

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	September 30,	December 31,
	2008	2007

Current assets:
Cash and cash equivalents	281.741	52.235

Accounts receivable
Accounts receivable - Net	62.436	44.812

Other accounts receivable	37.209	32.698

Prepaid expenses and others current assets	14.745	12.506

Total current assets	396.131	142.251

Property, machinery and equipment	749.978	453.069

Cumulative Depreciation	(125.002)	(108.830)

Property, machinery and equipment - Net	624.976	344.239

Other assets	62.583	59.866

Deferred taxes	115.818	115.818

Total assets	1,199.508	662.174

Current liabilities:
Bank loans and current maturities of long term liabilities	36.100	10.547

Sale of accounts receivable	14.493	13.463

Suppliers	34.840	28.660

Other accounts payable and accrued expenses	41.454	40.127

Total current liabilities	126.887	92.797

Long–term liabilities:
Bank loans	65.656	49.707

Trust Certificates Debt (1)	680.907	139.231

Deferred Credit Related to the Trust Certificates Debt (1)	91.840	121.531

Sale of accounts receivable	104.089	113.362

Other long–term liabilities	25.915	26.684

Total long–term liabilities	968.407	450.515

Total liabilities	1,095.294	543.312

Stockholders’ equity:
Common stock	117.518	121.094

Retained earnings	2.119	11.885

Initial accumulated translation loss	(17.757)	(17.757)

Cumulative translation adjusted	(3.587)	(2.263)

	98.293	112.959

Minority Interest	5.921	5.903

Total stockholders’ equity	104.214	118.862

Total liabilities and stockholders’ equity	1,199.508	662.174

* Prepared in accordance with International Financial Reporting Standards (IFRS)

(1) The Trust Certificates have two portions, one secured by the assets contributed to the Trust (vessels and cash), and another one which shows the difference between the net balance of the Trust assets and the Trust liabilities, and represents a deferred credit without recourse to the Company, which will be paid with future services rendered over the life of the Trust.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Cash flow from operation activities:
Net income (loss) before discontinuing operations	13.969	(7.015)	(10.652)	(12.656)

Charges (credits) to income not affecting resources:
Depreciation & amortization	8.674	6.757	25.909	20.094

Deferred Income Taxes				(2.216)

Other non-cash items	(12.476)	19.147	32.515	40.065

Total non-cash items	(3.802)	25.904	58.424	57.943

Changes in assets & liabilities	(31.437)	(17.245)	(59.421)	(7.407)

Total adjustments	(35.239)	8.659	(0.997)	50.536

Net cash (used in) provided by operating activities	(21.270)	1.644	(11.649)	37.880

Cash flow from investing activities:

Proceeds from sales of assets	0.489	0.163	1.008	6.997

Payments for purchases of assets	(196.136)	(30.242)	(298.137)	(106.866)

Acquisition of shares of subsidiaries				24.504

Paid to Minority Partners				(2.450)

Common stock decrease of subsidiaries			(0.490)

Dividends from non-consolidated subsidiaries	1.001	0.195	1.001	0.195

Net cash used in investment activities	(194.646)	(29.884)	(296.618)	(77.620)

Cash flow provided by financing activities:

Short-term borrowings (net)	(2.277)	(1.883)	0.249	0.434

Sale (repurchase) of accounts receivable (net)	(7.240)	(10.001)	(21.777)	(30.139)

Repayment of long-term debt	0.615	(158.987)	(56.248)	(179.514)

Proceeds from issuance of long-term debt	426.404	255.377	628.815	307.877

Acquisition of treasury shares, net	(1.367)		(2.208)

Net cash provided by financing activities	416.135	84.506	548.831	98.658

Exchange losses on cash	(11.058)		(11.058)

Net increase in cash	189.161	56.266	229.506	58.918

Cash at beginning of period	92.580	41.318	52.235	38.666

Cash at end of period	281.741	97.584	281.741	97.584

*Prepared in accordance with International Financial Reporting Standards (IFRS)

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Third Quarter 2008 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.